FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Transfer of rights to Eklira, Duaklir completed

5 January 2022 07:00 GMT

Transfer of global rights for Eklira and Duaklir to Covis Pharma completed

AstraZeneca has completed the transfer of its global rights to Eklira (aclidinium bromide), known as Tudorza in the US, and Duaklir (aclidinium bromide/formoterol) to Covis Pharma Group (Covis Pharma).

Financial considerations
Under the terms of the agreement, AstraZeneca received a payment of $270m from Covis Pharma. AstraZeneca will also receive payments in respect of certain ongoing development costs related to the medicines. The income arising from the upfront payment will be fully offset by a charge for derecognition of the associated intangible asset and therefore no Other Operating Income will be recognised in AstraZeneca's financial statements.

Notes

Eklira and Duaklir
Eklira (aclidinium bromide) and Duaklir (aclidinium bromide/formoterol) are inhaled respiratory medicines used for the maintenance treatment of chronic obstructive pulmonary disease. Eklira is a long-acting muscarinic antagonist (LAMA), which is marketed in the US as Tudorza and in some countries as Bretaris.

Duaklir is a combination therapy that contains both a LAMA and a long-acting beta2-agonist (LABA). It is marketed in some countries as Brimica.

Both medicines are presented as a dry powder for inhalation and are delivered via a breath-actuated multi-dose dry powder inhaler, Genuair (Pressair in the US). AstraZeneca licensed the global rights to both products from Almirall S.A. in 2014.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 January 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary